REEDER & SIMPSON PC

ATTORNEYS AT LAW

P.O. Box 601 RRE Commercial Center Majuro, MH 96960	Telephone: 011-692-625-3602 Email: dreeder@ntamar.net r.simpson@simpson.gr

 April 4, 2014

Stalwart Tankers Inc. (the “Company”)

7 Fragoklissias Street

Maroussi 15125

Athens, Greece

Re: Stalwart Tankers Inc.

Ladies and Gentlemen:

We have acted as Republic of the Marshall Islands (the “RMI”), counsel to the Company, which is organized under the laws of the RMI. This opinion is in connection with the Registration Statement on Form F-1, as amended (File No. 333-193961) (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission, pursuant to which the Company is registering 14,375,000 common shares, par value US$0.01 per share (the “Common Shares”), of the Company and related preferred share purchase rights (the “Rights”) under a Shareholders Rights Agreement, dated April 4, 2014 (the “Shareholders Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent.

We have made such inquiries and reviewed such documents and records as we have deemed necessary or appropriate as a basis for our opinion. We have also relied upon the statements, representations and certificates of officers or other representatives of the Company, public officials and others as to factual matters only. We have not independently verified the facts so relied on.

Based on the foregoing, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that:

1. The Common Shares have been duly authorized and, when issued and delivered against payment therefor pursuant to the underwriting agreement to be executed among the Company and Jefferies LLC and Wells Fargo Securities, LLC, as representatives of the underwriters, in the form filed by the Company as an exhibit to the Registration Statement, will be validly issued, fully paid and non-assessable.

2. The Shareholders Rights Agreement and the Rights have been duly authorized and, when issued in accordance with the terms of the Shareholders Rights Agreement, the Rights will have been validly issued and constitute valid and binding obligations of the Company.

We express no opinion as to any laws other than the laws of the RMI (the “Relevant Laws”). The opinions expressed herein are based upon the Relevant Laws and interpretations, and the facts and circumstances in existence, and we assume no obligation to revise or supplement this opinion letter should any such law or interpretation be changed by legislative action, judicial decision or otherwise or should there be any change in such facts or circumstances.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Dennis J. Reeder

Reeder & Simpson PC

Dennis J. Reeder